UNITED STATES

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the quarter ended March 31, 2004

ALLEGHENY ENERGY, INC.
(Name of registered holding company)

800 Cabin Hill Drive, Greensburg, PA 15601
(Address of principal executive offices)

Inquiries concerning this Form U-9C-3 should be directed to:	Thomas R. Gardner Allegheny Energy, Inc. 800 Cabin Hill Drive Greensburg PA 15601

ITEM 1 — ORGANIZATION CHART

Name of Reporting Company		Energy or Gas-related Company	Date of Organization	State of Organization	Percentage of Voting Securities Held
Allegheny Energy, Inc.	(1)

Allegheny Ventures, Inc.	(2)
Allegheny Energy
Solutions, Inc.	(3)	Energy	July 23, 1997	Delaware	100%

Allegheny Energy Supply
Company, LLC	(4)

Buchanan Energy Company of Virginia, LLC	(5)	Energy	March 14, 2002	Virginia	100%

Allegheny Energy Supply
Development Services, LLC	(6)	Energy	October 11, 2001	Delaware	100%

ITEM 1 — ORGANIZATION CHART (continued)

Nature of Business:

        (1)     Allegheny Energy, Inc. holds directly all of the outstanding securities in Allegheny Ventures, Inc. and holds directly 98.42% of the outstanding voting securities in Allegheny Energy Supply Company,LLC.

        (2)      Allegheny Ventures, Inc. holds directly all of the outstanding securities in Allegheny Energy Solutions, Inc.

        (3)     Allegheny Energy Solutions, Inc. currently develops competitive generation solutions (i.e. distributed generation, cogeneration, prime power, green power, and uninterrupted power source (UPS)) for customers through products such as reciprocating generators, microturbines, steam turbines, combustion turbines, fuel cells, wind turbines, and solar cells.

        (4)     Allegheny Energy Supply Company, LLC holds 100% ownership in Buchanan Energy Company of Virginia, LLC. and Allegheny Energy Supply Development Services, LLC.

        (5)     Buchanan Energy Company of Virginia, LLC is a 50% owner of Buchanan Generation, LLC. The generating facility is a merchant power plant from which the  capacity, energy and ancillary services are sold to wholesale markets.

        (6)     Allegheny Energy Supply Development Services, LLC currently develops electric generation facilities.

ITEM 2 — ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution
None

ITEM 3 — ASSOCIATE TRANSACTIONS

Part I — Transactions performed by reporting companies on behalf of associate companies

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost Of Capital	Total Amount Billed

No services have been provided by the reporting companies to an associate company to date.

Part II — Transactions performed by associate companies on behalf of reporting companies

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost Of Capital	Total Amount Billed
(In thousands)
Allegheny Energy Service Corporation	Allegheny Energy Solutions, Inc.	Technical support; planning & implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services.	$129.0	$211.0		$340.0
Allegheny Energy Service Corporation	Allegheny Ventures, Inc.	Technical support; planning & implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services.	$611.4	$219.8		$831.2
Allegheny Energy Service Corporation	Allegheny Energy Supply Company, LLC	Technical support; planning & implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services.	$13,315.7	$25,102.8		$38,418.5

ITEM 4 – SUMMARY OF AGGREGATE INVESTMENT

(In thousands)

Investments in energy-related companies:
Total consolidated capitalization as of March 31, 2004	$7,172,209		line 1
Total capitalization multiplied by 15% (line 1 multiplied by 0.15)	$1,075,831		line 2
Greater of $50 million or line 2		$1,075,831	line 3

Total current aggregate investment:
(categorized by major line of energy-related business)
Allegheny Ventures, Inc.:
(including Allegheny Energy Solutions)
Allegheny Energy Supply Company LLC:
(including, Buchanan Energy Company of Virginia, LLC and Allegheny Energy Supply Development Services, LLC)	$ 26,519 $ 46,145
Total current aggregate investment		$ 72,664	line 4
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)		$1,003,167 ==========	line 5

Investments in gas-related companies:

None

ITEM 5 — OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason for Difference in Other Investment
None

ITEM 6 — FINANCIAL STATEMENTS AND EXHIBITS

         (A)   Current Period Financial Statements:

   Allegheny Energy Solutions, Inc. Statement of Operations for the Three
        Months Ended March 31, 2004

  Allegheny Energy Solutions, Inc. Balance Sheet at March 31, 2004

  Allegheny Ventures, Inc. Consolidated Statement of Operations for the Three
        Months Ended March 31, 2004

  Allegheny Ventures, Inc. Consolidated Balance Sheet at March 31, 2004

   Buchanan Energy Company of Virginia, LLC Statement of Operations for the Three
        Months Ended March 31, 2004

  Buchanan Energy Company of Virginia, LLC Balance Sheet at March 31, 2004

   Allegheny Energy Supply Development Services, LLC Statement of Operations for the
        Three Months Ended March 31, 2004

  Allegheny Energy Supply Development Services, LLC Balance Sheet at March 31, 2004

   Allegheny Energy Supply Company, LLC Consolidated Statement of Operations for the
        Three Months Ended March 31, 2004

Allegheny Energy Supply Company, LLC Consolidated Balance Sheet at March 31, 2004

ALLEGHENY ENERGY SOLUTIONS, INC

STATEMENT OF OPERATIONS

(in thousands)

(unaudited)

Three months ended March 31, 2004
Operating revenues	$883
Operating expenses:
Operations and maintenance	4,345
Depreciation and amortization	43
Taxes other than income taxes	44

Total operating expenses	4,432

Operating loss	(3,549)
Other income (expenses), net	417

Loss before income taxes	(3,132)
Income tax benefit	(1,179)

Net loss	$(1,953)

ALLEGHENY ENERGY SOLUTIONS, INC

BALANCE SHEET

(in thousands)

(unaudited)

March 31, 2004
ASSETS
Current Assets:
Cash and cash equivalents	$16,258
Accounts receivable:
Other	1,915
Allowance for uncollectible accounts	(10)
Deferred income taxes	1,309
Accrued income taxes	412
Other	23

Total current assets	19,907
Property, Plant, and Equipment:
In service, at original cost	860

860
Accumulated depreciation	(215)

645
Deferred Charges:
Deferred income taxes	1,260
Other	28

Total deferred charges	1,288
Total Assets	$21,840

LIABILITIES AND STOCKHOLDER’S EQUITY
Current Liabilities:
Accounts payable	$206
Accounts payable to affiliates, net	421
Other	3,755

Total current liabilities	4,382
Other Liabilities	15
Stockholder’s Equity	17,443
Total Liabilities and Stockholder’s Equity	$21,840

ALLEGHENY VENTURES, INC

CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands)

(unaudited)

Three Months ended March 31, 2004
Operating revenues	$4,375
Operating expenses:
Cost of utility gas sold	4
Operations and maintenance	13,333
Depreciation and amortization	736
Taxes other than income taxes	252

Total operating expenses	14,325

Operating loss	(9,950)
Other income (expenses), net	(1,607)

Loss before income taxes	(11,557)
Income tax benefit	(4,599)

Net loss	$(6,958)

ALLEGHENY VENTURES, INC

CONSOLIDATED BALANCE SHEET

(in thousands)

(unaudited)

March 31, 2004
ASSETS
Current Assets:
Cash and cash equivalents	$23,131
Accounts receivable:
Customer	18,421
Other	3,534
Allowance for uncollectible accounts	(2,373)
Materials and supplies	3,306
Deferred income taxes	3,748
Accrued income taxes	6,607
Other	178

Total current assets	56,552
Property, Plant, and Equipment:
In service, at original cost	40,441
Construction work in progress	2,003

42,444
Accumulated depreciation	(6,690)

35,754
Investments and Other Assets:
Unregulated investments	4,665
Other	360

Total investments and other assets	5,025
Deferred Charges:
Deferred income taxes	20,744
Other	156

Total deferred charges	20,900
Total Assets	$118,231

ALLEGHENY VENTURES, INC

CONSOLIDATED BALANCE SHEET (continued)

(in thousands)

(unaudited)

March 31, 2004
LIABILITIES AND STOCKHOLDER’S EQUITY
Current Liabilities:
Accounts payable	$1,539
Accounts payable to affiliates, net	1,924
Other	3,828

Total current liabilities	7,291
Other Liabilities	1,404
Stockholder’s Equity	109,536
Total Liabilities and Stockholder’s Equity	$118,231

BUCHANAN ENERGY COMPANY OF VIRGINIA, LLC

STATEMENT OF OPERATIONS

(in thousands)

(unaudited)

Three Months ended March 31, 2004
Operating revenues	$--
Operating expenses	--

Operating income (loss)	--
Other income (expenses), net	(273)

Loss before income taxes	(273)
Income tax benefit	(105)

Net loss	$(168)

BUCHANAN ENERGY COMPANY OF VIRGINIA, LLC

BALANCE SHEET

(in thousands)

(unaudited)

March 31, 2004
ASSETS
Current Assets:
Accounts payable from affiliates, net	$279
Accrued income taxes	967

Total current assets	1,246
Unregulated Investments	26,765
Total Assets	$28,011

LIABILITIES AND MEMBER’S EQUITY
Deferred income taxes	$1,969
Member’s Equity	26,042
Total Liabilities and Member’s Equity	$28,011

ALLEGHENY ENERGY SUPPLY DEVELOPMENT SERVICES, LLC

STATEMENT OF OPERATIONS

(in thousands)

(unaudited)

Three Months ended March 31, 2004
Operating revenues	$--
Operating expenses	(106)

Operating income	106
Other income (expenses), net	113

Income before income taxes	219
Income tax expense	77

Net income	$142

ALLEGHENY ENERGY SUPPLY DEVELOPMENT SERVICES, LLC

BALANCE SHEET

(in thousands)

(unaudited)

March 31, 2004
ASSETS
Current Assets:
Cash and cash equivalents	$333
Accrued income taxes	512

Total current assets	845
Deferred income taxes	7,316
Total Assets	$8,161

LIABILITIES AND MEMBER’S EQUITY
Current Liabilities:
Accounts payable to affiliates, net	$741
Deferred income taxes	2,317

3,058
Member’s Equity	5,103
Total Liabilities and Member’s Equity	$8,161

ALLEGHENY ENERGY SUPPLY COMPANY, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands)

(unaudited)

Three Months ended March 31, 2004
Operating revenues	$362,635
Operating expenses:
Fuel consumed in electric generation	129,301
Purchased power and transmission	22,739
Operations and maintenance	75,113
Depreciation and amortization	35,122
Taxes other than income taxes	11,007

Total operating expenses	273,282

Operating income	89,353
Other income (expenses), net	595
Interest expense	81,907

Income before income taxes, minority interest and cumulative effect of
accounting changes	8,041
Income tax benefit	1,693
Minority interest in net income of subsidiaries	1,601

Income before cumulative effect of accounting changes	8,133
Cumulative effect of accounting changes	--

Net income	$8,133

ALLEGHENY ENERGY SUPPLY COMPANY, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in thousands)

(unaudited)

March 31, 2004
ASSETS
Current Assets:
Cash and cash equivalents	$203,212
Accounts receivable:
Wholesale and other	130,841
Allowance for uncollectible accounts	(2,803)
Materials and supplies	54,547
Fuel, including stored gas	33,198
Deferred income taxes	39,485
Prepaid taxes	13,645
Commodity contracts	46,427
Restricted funds	13,752
Other	14,925

Total current assets	547,229
Property, Plant, and Equipment:
Generation	5,663,880
Transmission	78,233
Other	15,699
Accumulated depreciation	(2,238,021)

Subtotal	3,519,791
Construction work in progress	83,166

Total property, plant, and equipment	3,602,957
Investments and Other Assets:
Goodwill	367,287
Investment in unconsolidated affiliate	26,765
Other	18,688

Total investments and other assets	412,740
Deferred Charges:
Commodity contracts	6,169
Other	73,490

Total deferred charges	79,659
Total Assets	$4,642,585

ALLEGHENY ENERGY SUPPLY COMPANY, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET (continued)

(in thousands)

(unaudited)

March 31, 2004
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Long-term debt due within one year	$12,453
Accounts payable	129,025
Accounts payable to affiliates, net	87,756
Accrued taxes	16,151
Commodity contracts	51,546
Other	63,423

Total current liabilities	360,354
Long-term Debt	3,042,776
Deferred Credits and Other Liabilities:
Commodity contracts	70,915
Investment tax credit	58,876
Deferred income taxes	185,034
Other	107,727

Total deferred credits and other liabilities	422,552
Minority Interest	42,972
Members’ Equity	773,931
Total Liabilities and Members’ Equity	$4,642,585

SIGNATURE

             Pursuant to the requirements of the Public Utilities Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLEGHENY ENERGY, INC. /s/ Thomas R. Gardner Thomas R. Gardner Vice President, Controller & Chief Accounting Officer

June 1, 2004